BeesFree

2101 Vista Parkway, Suite 122

West Palm Beach, FL 33411

November 26, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mara Ransom, Assistant Director

Re:	BeesFree, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “2012 Form 10-K”)
File No. 000-53212

Ladies and Gentlemen:

Set forth below are the Company’s responses to the Commission’s comments as set forth in a letter dated November 15, 2013 from Mara Ransom, Assistant Director (the “Comment Letter”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into this response letter. Pursuant to a conversation between our counsel and Dean Brazier, we are submitting this supplemental information to the Commission in lieu of a formal amendment to the 2012 Form 10-K. Our response to Item 2 contains language that would have been submitted in an amended 2012 Form 10-K and we undertake to include similar language where appropriate in the Company’s Form 10-K for the year ending December 31, 2013.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 7

Results of Operations, page 8

Comparison of the Year ended December 31, 2012 and the Period from August 4, 2011 (inception) to December 31, 2011, page 8

1.	We note your disclosure regarding your plan of operations during the next twelve months, as well as the fact that existing cash will sustain operations into the second quarter of 2013. If applicable, please also disclose any significant development milestones, the material costs associated with achieving those milestones and the sources of funds needed to cover those costs and expenses, or tell us why such disclosure is inappropriate.

Response: The Company has no developmental milestones with respect to its products other than those that may be associated with its pending patents. Until the Company finds out whether its pending patents are accepted or require modification, any costs or expenses associated with such patents is indeterminable at this time. In the event that the Company’s patents require modifications in the future and the costs and expenses relating thereto are known or can be reasonably determined, such disclosure will be included in the Company’s periodic reports filed with the Commission.

Securities and Exchange Commission

November 26, 2013

Liquidity, Capital Resources and Going Concern Matters, page 10

2.	We note that you have $43,000 in cash and cash equivalents and have secured proceeds from a convertible note of $210,000. We also note from page 7 that existing cash will sustain operations into the second quarter of 2013. Please revise your disclosure to describe the current and projected rate of negative cash flow per month that underlies your assessment.

Response: Please note that the convertible note proceeds of $210,000 referenced was part of a private placement of such notes begun in March 2013 and which year to date has secured an aggregate of $735,000 of gross proceeds. As of the filing of the 2012 Form 10-K, the Company’s current rate of negative cash flow was approximately $75,000 per month and its projected rate of negative cash flow per month was projected to remain steady.

The following proposed language is what would have been included in an amended Form 10-K in place of the second paragraph on page 10 of the 2012 Form 10-K. We will include similar language in our next Form 10-K:

“Subsequent to December 31, 2012, the Company entered into a convertible note agreement and received cash proceeds of approximately $210,000. The Company's primary source of operating funds since inception has been cash proceeds from the issuance of common shares to its founders and the sale of convertible debentures, Series A Preferred Stock and Series B Preferred Stock.  During 2012, our negative cash flow rate averaged approximately $125,000 per month.  Our current rate of negative cash flow is approximately $75,000 per month.  This was achieved by reductions in personnel staff as well as reduction in marketing and shareholder services expenses. Until we can secure additional funding and/or can generate a sufficient amount of product revenue, we plan on further reducing our cash flow by implementing cost saving measures such as eliminating non-essential expenses, delay in hiring replacement executives and delay in payment of trade payables and other activities. These cost saving efforts will reduce our negative cash to approximately $60,000 per month until additional funding can be secured.

We will seek to raise capital through equity and/or debt offerings. However, there can be no assurance that we will be able to raise equity or debt capital on terms we consider reasonable and prudent, or at all. The availability of capital to us may be subject to the volatility in the financial markets, our future financial condition and credit rating, and whether sufficient assets are available to be used as debt collateral in connection with any future debt financing, among other factors. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other derivative securities, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition.”

Securities and Exchange Commission

November 26, 2013

Loss on Fair Value of Warrants, page 10

3.	In the first sentence, we note that the net change in fair value of the warrants resulted in a net gain of approximately $67,000. However, the following section, Net Cash Used in Operating activities, and the financial statements reflect a $66,501 loss on the fair value change. Please revise for accuracy and consistency.

Response: Please note that there was a typographical error in the sentence referenced above. The first sentence should have read as follows: “The net loss in fair value of derivative liabilities of approximately $67,000 for the year ended December 31, 2012, was the result of the change in fair value of the detachable warrants issued to investors in connection with financings during the year ended December 31, 2012 and 2011.” This error was not reflected in the Company’s audited financial statements which were a part of 2012 Form 10-K. To the extent such disclosure will be included in any subsequent periodic filings of the Company such disclosure will reflect the corrected language included herein.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (561) 939-4860 with any comments or questions regarding the Company’s response and please send a copy of any written comments to the following party:

Mark F. Coldwell, Esq. Littman Krooks LLP 655 Third Avenue New York, NY 10017 Phone: (212) 490-2020 Fax: (212) 490-2990

Very truly yours,

/S/ JOSEPH FASCIGLIONE
Joseph Fasciglione
Interim Chief Executive Officer

cc:	Mr. Andrea Festuccia
Mark F. Coldwell, Esq.
Mr. Anson Augustine
Mr. Dean Brazier
Ms. Lilyanna Peyser